06004925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westcap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18201 Von Karman, #550
(No. and Street)

Irvine, (City) California (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher D. Scott 949-752-9380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260 (Address) Los Angeles (City), CA (State) 90064 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher D. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westcap Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

KI YOUNG HONG
COMM. #1533326
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Dec. 10, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

WESTCAP SECURITIES, INC.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

18201 Von Karman, #550
Irvine, CA 92612

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Westcap Securities, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Westcap Securities, Inc. as of December 31, 2005 and related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of WestCap Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Westcap Securities, Inc. as of December 31, 2005 and the results of its operations, shareholders' equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
January 17, 2006

WESTCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash		
Checking		$ 37
Clearing deposit		23,769
Commissions receivable		25,027
Concession receivable		4,500
Investment account		1,085,685
Brokers' advances		27,662
Furniture & equipment less accumulated depreciation - $35,844		20,034
Other assets		14,988
TOTAL ASSETS		$1,201,702

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable		$ 12,785
Commissions payable		17,634
Concession payable		2,100
Credit line		25,944
Income tax payable		9,200
TOTAL LIABILITIES		67,663
DEFERRED TAX PAYABLE		93,000
SHAREHOLDERS' EQUITY		
Common stock, $1 par value,1,000,000 shares authorized; 262,300 shares outstanding	$262,300	
Paid in capital	171,969	
Retained earnings	606,770	
TOTAL SHAREHOLDERS' EQUITY		1,041,039
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,201,702

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE – Page 11	$ 2,431,694
OPERATING EXPENSES - Page 11	2,300,277
Less: Reimbursed expenses	212,589
	2,087,688
NET OPERATING INCOME	344,006
OTHER INCOME (EXPENSE)	
Realized gain on securities	361,009
Unrealized losses on securities	(150,545)
Interest income	770
TOTAL OTHER INCOME	211,234
INCOME BEFORE INCOME TAXES	555,240
TAX PROVISION:	
Current	10,000
Deferred	93,000
	103,000
NET INCOME	$ 452,240

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock	Paid – In Capital	Retained Earnings	Total
Balance, December 31, 2004	262,300	$262,300	$148,660	$ 154,530	$ 565,490
Capital Contributed			23,309		23,309
Net Income				452,240	452,240
Balance, December 31, 2005	262,300	$262,300	$171,969	$ 606,770	$1,041,039

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net income	$ 452,240
Depreciation	7,998
Changes in operating assets and liabilities:	
Brokers' advances	54,404
Commissions receivable	(15,895)
Concession receivable	(4,500)
Clearing deposit	(13,829)
CRD - balance	(101)
Investment account - cash	(75,115)
Investment account – securities	(594,361)
Retainer deposit	(2,705)
Accounts payables	800
Commissions payable	11,959
Concessions payable	2,100
Income tax payable	9,200
Deferred tax payable	93,000
Net cash used in operating activities	(74,805)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities	
Repayment on note receivable	50,690
Credit line - repayment	(2,695)
Capital contributed	23,309
	71,304
Net decrease in cash	(3,501)
Cash at beginning of year	3,538
Cash at December 31, 2005	$ 37
Supplemental Cash Flow Information:	
Cash paid for income taxes	$ 800
Cash paid for interest	$ 4,246

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION

Westcap Securities, Inc. (the Company) is a California corporation incorporated on January 29, 1998 and approved by the NASD in December 1998. The Company is a General Securities Broker/Dealer. The Company does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The accompanying financial statements were prepared on the accrual method of accounting.

Furniture & Equipment & Depreciation
All furniture and equipment were contributed in exchange for stock and is being depreciated on the straight-line basis over 7 years.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2005, the net capital was $364,467, which exceeded the required minimum capital by $264,467. The percentage of aggregate indebtedness to the net capital ratio is 18.56%.

NOTE 4 - PROVISION FOR INCOME TAXES

The Company has a deferred income tax representing investment banking fees received in shares of restricted stock, which stock is not taxable until the restriction is lifted. Accordingly current income for tax purposes is reduced to $10,000 and there is a deferred tax provision of $93,000.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 – COMMITMENTS

A new three-year lease commencing July 1, 2004 at a monthly rent of $10,962 (subject to a COLA) was executed. In addition the Company pays the rent on its branch office of approximately $500 per month.

NOTE 7 – EXEMPTION FROM THE SEC RULE 15C3-3

Westcap Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Westcap Securities, Inc. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph K 2 ii.

WESTCAP SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$1,041,039
Add back deferred taxes	93,000
Non allowable assets - Page 9	(65,084)
NET CAPITAL	1,068,955
Haircuts, Page 9	704,488
NET CAPITAL	$ 364,467
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 4,586
Minimum dollar net capital required	$ 100,000
Net Capital required (greater of above amounts)	$ 100,000
EXCESS CAPITAL (DEFICIENCY)	$ 264,467
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 357,701
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 67,663
Percentage of aggregate indebtedness to net capital	18.56%

RECONCILIATION

The following is a reconciliation as of December 31, 2005 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

UNAUDITED	$ 373,667
Record current tax liability	(9,200)
AUDITED	$ 364,467

See Accompanying Notes to Financial Statements

WESTCAP SECURITIES, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2005

NON-ALLOWABLE ASSETS

Brokers' Advances	$ 27,662
Furniture & Equipment, net	20,034
Concessions receivable net of $2,100 liability	2,400
Other Asset - CRD Balance	14,988
	$ 65,084

HAIRCUTS

Securities Positions	$667,965
Undue Concentration	36,523
	$704,488

See Accompanying Notes to Financial Statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUE AND OPERATING EXPENSES

Board of Directors
Westcap Securities, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2005 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

George Brenner

George Brenner, CPA

Los Angeles, California
January 17, 2006

WESTCAP SECURITIES, INC.
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE

Blue Sky Income	$ 24,900
Commissions Income	1,164,229
Compliance Income	134,526
Investment Banking Fees	784,906
Fees and Other Income	323,133
	$2,431,694

OPERATING EXPENSES

Advertising	$ 1,672
Auto Expense	46,964
Bank Service Charges	641
Clearing Fees	28,946
Commissions	823,175
Depreciation Expense	7,998
Dues and Subscriptions	5,604
Insurance	10,674
Interest Expense	4,246
Investment Banking Expense	281,187
Leads	15,180
Licenses and Permits	11,101
NASD Fees	40,386
Office Expense	34,143
Outside Services	235,936
Parking	10,270
Payroll Expenses	1,667
Payroll Tax Expenses	11,825
Postage and Delivery	25,857
Printing and Reproduction	6,865
Professional Fees	18,214
Profit Sharing	280,400
Rent	174,815
Salary	173,934
Travel and Entertainment	24,549
Utilities	19,868
Miscellaneous	4,160
	$2,300,277

See Accompanying Notes to Financial Statements

PART II

WESTCAP SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2005

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Westcap Securities, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Westcap Securities, Inc. (the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
January 17, 2006